    As filed with the Securities and Exchange Commission on February 18, 2000

                                                                    File No.333-
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM S-3
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                     Worldwide Entertainment & Sports Corp.
             (Exact name of registrant as specified in its charter)

Delaware                                                              22-3393152
(State or other jurisdiction of                                 (I.R.S. Employer
incorporation or organization)                            Identification Number)

                              29 Northfield Avenue
                          West Orange, New Jersey 07052
                                 (973) 325-3244
               (Address, including zip code, and telephone number,
        including area code, of registrant's principal executive offices)

                             Marc Roberts, President
                              29 Northfield Avenue
                     Worldwide Entertainment & Sports Corp.
                          West Orange, New Jersey 07052
                                 (973) 325-3244
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                                   Copies to:

                             Herbert F. Kozlov, Esq.
                           Parker Duryee Rosoff & Haft
                                529 Fifth Avenue
                            New York, New York 10017
                                 (212) 599-0500

      Approximate date of proposed sale to the public: From time to time after the effective date of this registration statement.

      If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. |_|

      If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. |X|

      If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

      If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

      If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. |_|

                         CALCULATION OF REGISTRATION FEE

===============================================================================================
Title of Each                               Proposed           Proposed
Class of                                     Maximum           Maximum
Securities to be        Amount to be      Offering Price       Aggregate          Amount of
Registered               Registered        Per Share(1)     Offering Price(1)  Registration Fee
===============================================================================================
Common Stock, par         6,941,508          $1.8281         $12,689,770.77       $3,350.10
value $0.01 per
share
==================== ================== ================== ================= ==================

----------
(1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) based upon the average of the high and low sales prices of the Common Stock on The Nasdaq SmallCap Market on February 15, 2000.

                              Subject to Completion

                     WORLDWIDE ENTERTAINMENT & SPORTS CORP.
                        6,941,508 Shares of Common Stock

      The 6,941,508 shares of common stock, par value $.01 per share, to which this prospectus relates are being offered, from time to time, on behalf of and for the account of stockholders of Worldwide Entertainment & Sports Corp. as identified below in the section entitled "Selling Stockholders." The shares are comprised of:

      o 4,766,508 shares of common stock which were issued in 1999 and 2000 to the selling stockholders in a private placement,

      o 375,000 shares underlying a warrant to purchase common stock granted by us to a selling stockholder as consideration for services rendered to us and as incentive compensation,

      o 900,000 shares of underlying warrants to purchase common stock and 900,000 shares of restricted common stock granted by us to our placement agent in our 1999 private placement.

      The distribution of the shares by the selling stockholders, or by pledgees, donees, distributees, transferees or other successors in interest, may be effected from time to time by underwriters who may be selected by the selling stockholders and/or broker-dealers, in one or more transactions on The Nasdaq SmallCap Market or other over-the-counter markets or, in special offerings, or secondary distributions under the rules of the over-the-counter markets. Some of these transactions may involve crosses and block transactions. Sales may be made in negotiated transactions or otherwise, at market prices prevailing at the time of sale, at prices related to the prevailing market prices or at negotiated prices. In connection with the distributions of the shares or otherwise, the selling stockholders may enter into hedging or option transactions with broker-dealers and may sell shares short and deliver the shares to close out those short positions. We have agreed to indemnify the selling stockholders, underwriters who may be selected by the selling stockholders and some other persons against some liabilities, including liabilities under the Securities Act of 1933, as amended. See "Selling Stockholders" and "Plan of Distribution.

      These securities involve a high degree of risk. See page 2 for "Risk Factors."

      THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

      We have agreed to pay all expenses of registration in connection with this offering but will not receive any of the proceeds from the sale of the shares being offered. The selling stockholders will bear all brokerage commissions and other similar expenses. The aggregate proceeds to the selling stockholders from the sale of the shares will be the purchase price of the shares sold, less the aggregate brokerage commissions and underwriters' discounts, if any, and other expenses of issuance and distribution not borne by us.

      The common stock being offered by means of this prospectus by the selling stockholders has not been registered for sale under the securities laws of any state or jurisdiction as of the date of this prospectus. Brokers or dealers effecting transactions in the common stock should confirm the registration of the common stock under the securities law of the state in which the transactions occur, or the existence of any exemption from registration.

      The common stock is listed for trading on The Nasdaq SmallCap Market. On February 17, 2000 the closing bid price of the common stock as reported by The Nasdaq SmallCap Market was $1.875 per share.

                The date of this prospectus is February 18, 2000

      [The following language is located on the left margin of the first page of preliminary prospectus]

      The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

                                TABLE OF CONTENTS

RISK FACTORS.................................................................
We have always had operating losses..........................................
We are shifting a significant part of our strategy to a new business plan. ..
Our business depends heavily on personal relationships.......................
The performance of our athletes greatly influences our operating results.....

THIS PROSPECTUS CONTAINS FORWARD LOOKING STATEMENTS..........................

OTHER CONSIDERATIONS.........................................................

RECENT DEVELOPMENTS..........................................................

USE OF PROCEEDS..............................................................

SELLING STOCKHOLDERS.........................................................

PLAN OF DISTRIBUTION.........................................................

LEGAL MATTERS................................................................

EXPERTS......................................................................

WHERE YOU CAN OBTAIN ADDITIONAL INFORMATION ABOUT WORLDWIDE..................

                                  RISK FACTORS

      Before you invest in the common stock, you should be aware that there are various risks, including those described below. You should carefully consider these risks as well as the more detailed information contained in this prospectus and in the documents incorporated in this prospectus by reference, before making a decision to invest in the common stock offered by means of this prospectus.

We have always had operating losses.

      We have never been profitable. We incurred operating losses of approximately $4.1 million and $3.2 million for the years ended December 31, 1998 and December 31, 1997, respectively. As of December 31, 1998, we had an accumulated deficit of approximately $10.4 million. As of September 30, 1999, we had an accumulated deficit of approximately $13.5 million. For the nine months ended September 30, 1999, Worldwide incurred an operating loss of $3.25 million. We will continue to incur losses until one or more of our boxers receives bout purses large enough at least to offset our operating costs or until we generate significantly increased revenues from our Internet, agency, marketing or memorabilia businesses. Our future operations may or may not be profitable. Our success must be considered in light of the difficulties and risks inherent in the creation and development of businesses which are dependent upon the athletic and artistic performance of individuals and upon the level of popularity attained by such individuals with the general public. We cannot guarantee that our boxers' earnings will increase significantly, that we will attract a sufficient number of additional professional athletes, or that we will be able to commercially exploit those currently under contract, such that we will ever achieve profitable operations.

We are shifting a significant part of our strategy to a new business plan.

      Worldwide recently announced a new strategy of building a comprehensive portfolio of Internet businesses related to sports and entertainment. Although this new strategy is intended to leverage Worldwide's significant experience in the sports and entertainment business, Worldwide has almost no operating history with respect to the Internet. There can be no assurance that Worldwide will be able to effectuate its business plan successfully, that revenue growth will occur once the plan is enacted, that any of the Internet businesses will be profitable at any time in the future or that, once they have achieved profitability, they will be able to sustain it. Worldwide incorporated Sportcut.com, Inc. in April 1999, its first attempt to create and manage an interactive Internet e-commerce business. Sportcut.com launched its website in November 1999 and has had only a limited operating history. One of Worldwide's subsidiaries recently acquired the Houseofboxing.com website in February 2000. Worldwide anticipates that these businesses will not achieve any operating revenues until after they have developed their business and established relationships with customers or others who will purchase the products and services these businesses intend to provide. Worldwide expects that these businesses will incur substantial net losses for the foreseeable future

Our business depends heavily on personal relationships.

      Marc Roberts, Worldwide's President and Chief Executive Officer, is the only executive officer of Worldwide who has had prior experience in managing professional boxers. Due to the personal nature of boxer-management relationships, there is a limit on the number of boxers who Mr. Roberts can be effectively manage, depending upon the stage of the boxers' careers, their level of bout frequency and their success. Although Worldwide has entered into a five-year employment agreement with Mr. Roberts expiring January 1, 2001, and has obtained a $2,000,000 key person life insurance policy on Mr. Roberts' life, the loss of the services of Mr. Roberts would likely have a material adverse effect on our business. Furthermore, a corporation cannot be a signatory as a player's representative in either NFL or NBA player representation agreements. Therefore, Worldwide depends upon retaining its relationships with the registered agent it employs to sustain our relationships with the team-sports athletes. The employment agreements Worldwide has with each of its current and former registered player agents provide for a sharing of agency fees in the event of a termination of the agent's employment. The loss of the services of any of these registered player agents may hamper our business efforts in a given sport. For example, our effectiveness in professional basketball was reduced when our NBA player's agent's employment ended.

The performance of our athletes greatly influences our operating results.

      Because a high percentage of our revenues come from a specified percentage of the income generated by our clients and events, both the amount of our revenues and the likelihood that we will continue to receive revenues depends upon the professional success of athletes, and the continued popularity of professional sports. Our potential clients' income levels, both boxers and team sport athletes, and therefore our revenues, can be subject to wide fluctuations, in most cases due to circumstances beyond our control.

               THIS PROSPECTUS CONTAINS FORWARD LOOKING STATEMENTS

Some statements contained in this prospectus and the documents incorporated by reference are based on current expectations. Such statements are forward looking statements that involve a number of risks and uncertainties. Factors that could cause actual results to differ materially include the following: (i) general economic conditions in retail, (ii) competitive market influences, (iii) client budgetary restrictions (iv) delays in shipment of scheduled programs to clients
(v) delay in or inability to expand our client base and/or (vi) the loss of, or reduction in spending of, existing clients.

                              OTHER CONSIDERATIONS

Competition

      Worldwide's various sports agency businesses each face significant competition in obtaining and maintaining management relationships with athletes. While the sports agency market is comprised of numerous registered agents and business managers, the industry is dominated by a small number of agencies which manage the more successful and marketable athletes. A great many of these agencies have significantly greater financial and personnel resources and recognition in the industry than we have. There can be no assurance that Worldwide will be able to compete effectively in these markets. Since our October 1996 initial public offering, additional companies, for example SFX Entertainment, Inc., have become public companies and have contributed to a consolidation of sports management and marketing agencies. In addition, our clients face intense competition in achieving success and recognition in their respective sports. There can be no assurance that any of our clients will achieve or sustain success or realize the financial rewards thereof. Likewise, our Internet business operates in an environment that is extremely volatile and fast paced. Some of our Internet competitors will be more highly financed and better placed to take advantage of such a climate. There can be no assurance of the commercial success of our proposed Internet business or, if successful, our ability to maintain it or protect it from competition.

General Stock Market Considerations.

      Volatility. The average daily trading volume of the common stock has generally been low, which Worldwide believes has had a significant effect on the historical market price of the common stock which has fluctuated between $7 and $1 per share. As a result, the market price has been highly volatile and may not be indicative of the market price in a more liquid market. The market price of the common stock could be subject to significant fluctuations in response to a number of factors, including the depth and liquidity of the market for the common stock, investor perception of Worldwide and general economic and other conditions, that may or may not relate to Worldwide's performance.

      Continued NASDAQ Quotation. The Board of Governors of the National Association of Securities Dealers, Inc. has established standards for the initial quotation and continued quotation of a security on NASDAQ. The maintenance requirements for continued quotation require, among other things, a company to have either $2,000,000 of net tangible assets or market capitalization of $35,000,000 or $500,000 net revenue in its latest fiscal year or in two of its last three fiscal years. In addition, a company must have two market makers for its securities and have a public float of at least 500,000 shares. There can be no assurance that Worldwide will continue to satisfy the requirements for maintaining a NASDAQ quotation. In addition, recent proposals that would impose more strict compliance standards if enacted would make it more difficult to maintain NASDAQ quotation for Worldwide's common stock. If Worldwide's common stock were to be excluded from NASDAQ, it would adversely affect the prices of our securities and the ability of holders to sell them, and Worldwide would be required to comply with the initial listing requirements to be re-listed on NASDAQ.

      Risks Relating to Penny Stocks. If our common stock were to become delisted from trading on the Nasdaq SmallCap Market and our common stock trading price were below $5.00 per share, trading in the common stock would be subject to the requirements of rules under the Securities Exchange Act of 1934, which require additional disclosure by broker-dealers or any trades involving a penny stock. A penny stock is generally defined as any non-Nasdaq equity security that has a market price of less than $5.00 per share. The penny stock rules require a broker-dealer, prior to a transaction in a penny stock, to deliver a standardized risk disclosure document that provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its sales person in the transaction and monthly account statements showing the market value of each penny stock held in the customer's account. In addition, the penny stock rules require in general that, prior to a transaction in a penny stock, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for a stock that becomes subject to the penny stock rules. Therefore, the additional burdens imposed upon broker-dealers by these requirements could, in the event the common stock were deemed to be a penny stock, discourage broker-dealers from effecting transactions in the common stock which could severely limit the market liquidity of the common stock.

Concentration of ownership.

      Our executive officers and directors beneficially own approximately 16.6% of our outstanding common stock. Consequently, our executive officers and directors will have substantial influence on the outcome of any matters submitted to our stockholders for approval, including the election of directors.

Dividends.

      We have not paid dividends on the common stock since its inception. We intend to reinvest any earnings in its business to finance future growth. Accordingly, the board of directors does not anticipate declaring any cash dividends in the foreseeable future. In addition, under the terms of our financing facility, we are prohibited from paying cash dividends.

Possible Future Dilution.

      Holders of our outstanding options and warrants may be able to purchase shares of common stock at prices substantially below the then-current market price of our common stock with a resultant dilution in the interests of the existing stockholders. In addition, the exercise of outstanding derivative securities and the subsequent public sales of common stock by holders of these securities under this prospectus or another registration statement effected at their demand, under Rule 144 or otherwise, could hurt the market for and price of our securities.

Need for Additional Capital.

      Worldwide's capital requirements have been and will continue to be significant. Worldwide has been dependent primarily on sales of equity securities to supplement revenues from operations in order to fund its capital requirements to date. The net proceeds of Worldwide's public offering in February 1999 are expected to continue to fund Worldwide's projected operations only through October 2000. Much of the proceeds of our 1999 private placement have been earmarked for Sportcut.com's operations. Worldwide may therefore be required to seek additional equity or debt financing to fund the costs of its operations.

                               RECENT DEVELOPMENTS

Sportcut.com

      On November 30, 1999, Worldwide's subsidiary, Sportcut.com, Inc, launched its new web site, www.sportcut.com, and announced that it will continue to roll out additional content and games through the year 2000. Sportcut.com also announced an exclusive agreement with baseball star Pete Rose to host an official online petition where fans can cast their vote for his induction into the Baseball Hall of Fame. Sportcut.com is a sports web site that entertains the user through a combination of content and unique e-commerce. The site provides users with an "insider's" perspective, focusing on the business, entertainment, and lifestyles of professional sports and athletes, while offering users an e-commerce venue for merchandise and unique memorabilia.

Private Placement

      Between October 14, 1999 and January 7, 2000, Worldwide issued 4,399,842 shares of its common stock in its private placement and received gross proceeds of $6 million. Because the resolution adopted by the stockholders on December 17, 1999 permits Worldwide to issue up to 5 million shares in the private placement, Worldwide and its placement agent, Janssen Partners, Inc., agreed to extend the private placement to attempt to place up to 600,000 additional shares on the same terms as the original private placement. On February 18, 2000, Worldwide issued 366,666 shares as a result of this extended private placement. Janssen Partners, Inc. will receive additional cash compensation at the same rate approved by the stockholders on December 17, 1999.

House of Boxing

      On February 8, 2000, Worldwide announced that one of its subsidiaries has acquired House of Boxing, a boxing web site located at www.Houseofboxing.com for cash, stock and other consideration. House of Boxing's web site is a comprehensive source for boxing information on the Internet. House of Boxing was one of the first sports web sites to secure credentials to major boxing events. Last year, House of Boxing covered Mike Tyson and Oscar De La Hoya bouts and the world heavyweight championship for its online boxing fans by providing live pre- and post-fight interviews and other media coverage. House of Boxing provides boxing fans with fight schedules, news, rankings, and exclusive streaming video and audio profiles and pre- and post-fight interviews with the top fighters and personalities in the sport and business of boxing. In addition, House of Boxing provides branded content distribution to other sports publications and is developing an e-commerce store for its web site.

      The consideration for the acquisition of House of Boxing consisted of

      o     $100,000 payable over two years; and

      o 100,000 shares of restricted common stock of Worldwide, payable over two years.

      Gary Randall and Douglass Fischer, the founders of House of Boxing, also entered into employment agreements with a subsidiary of Worldwide. They will continue to be responsible for the overall operations of the website. Under their agreements, each of them will receive $75,000, along with customary employee benefits, per year for four years. They each have an option to extend the agreements for a fifth year. If Worldwide agrees with Messrs. Randall and Fischer to terminate their employment agreements prior to the end of the term, the acquisition agreement provides that Worldwide will receive a full refund of the purchase price and shall transfer ownership of www.Houseofboxing.com back to Messrs. Randall and Fischer.

                                 USE OF PROCEEDS

      The shares of common stock being offered by means of this prospectus are for the account of the selling stockholders. Accordingly, Worldwide will not receive any of the proceeds from the sale of the shares by the selling stockholders. See "Selling Stockholders." However, to the extent that the shares being offered by this prospectus consist of warrants or options, Worldwide will receive the exercise price of the warrants or options. Any proceeds received from the exercise of warrants or options will be used for general corporate purposes, including working capital.

                              SELLING STOCKHOLDERS

      The table below sets forth information as of the date of this prospectus, concerning the beneficial ownership of our common stock by each selling stockholder. The table assumes that all of the shares being offered will be sold. Because the selling security holders may sell all, some or none of the shares that he, she or it holds, the actual number of shares held by the selling security holder before or after this offering may vary. In addition, the number of shares of common stock that may actually be sold by the selling stockholders will be determined by the selling stockholders, and may depend upon a number of factors, including, among other things, the market price of our common stock. All information concerning beneficial ownership has been furnished by the selling stockholders or by American Stock Transfer & Trust Company, Worldwide's transfer agent.

                                     Shares of Common  Shares of Common  Shares of Common
                                       Stock Owned       Stock Offered      Stock Owned
                                     Before Offering    In the Offering   After Offering
                                     ---------------    ---------------   --------------
Name of Stockholders                     Number            Number         Number  Percent
--------------------                     ------            ------         ------  -------
James Agate                              39,310            39,310            0       *
Arbor Investments Associates LLC         39,310            39,310            0       *
Robert Bauers                            39,310            39,310            0       *
David Burr                               78,741            78,741            0       *
C3V Partners                             39,310            39,310            0       *
Gary Duncan                              78,741            78,741            0       *
Lang Elliott                             39,310            39,310            0       *
Bob Garvy                                39,310            39,310            0       *
Peter Janssen                           196,848           196,848            0       *
Jeffrey Joseph                           78,741            78,741            0       *
Stanley Katz                             78,741            78,741            0       *
Bruce MacNaughton                        39,310            39,310            0       *
Robert Maxon                             78,741            78,741            0       *
Mark Reed                                73,557            73,557            0       *
Article Ninth Trust                     196,848           196,848            0       *
Steven Wax                               78,741            78,741            0       *
Todd Wyett                               19,685            19,685            0       *
D.H. Blair Investment Banking Corp       78,740            78,740            0       *
Anthony Gentile                          39,370            39,370            0       *
James Gierczyk                           78,740            78,740            0       *
Richard Haughwout                        59,055            59,055            0       *
Douglas Mahler                           39,370            39,370            0       *
Olimpia Maronak                          19,685            19,685            0       *
Connie Maniatty                          78,740            78,740            0       *
Denis Nayden                            470,823           186,567            0       *
Dalewood Associates LP                   39,370            39,370            0       *
David Platt                              78,740            78,740            0       *
Oscar Investment Fund, LP               314,960           314,960            0       *
John Tortorella                          39,370            39,370            0       *
William Walters IRA                      39,370            39,370            0       *
Ralph Webber                             78,740            78,740            0       *
John Friede                             136,986           136,986            0       *
David Gerstenhaber                      102,740           102,740            0       *
Argonaut Investment Fund, Ltd.           20,377            20,377            0       *

                                     Shares of Common  Shares of Common  Shares of Common
                                       Stock Owned       Stock Offered      Stock Owned
                                     Before Offering    In the Offering   After Offering
                                     ---------------    ---------------   --------------
Name of Stockholders                     Number            Number         Number  Percent
--------------------                     ------            ------         ------  -------
Quota Rabbico II, Ltd.                  438,973           438,973            0       *
Argonaut Partnership LP                 122,842           122,842            0       *
Harpel Partners, LP                     291,243           291,243            0       *
Harpel Select Growth                     99,780            99,780            0       *
Harpel Family Partnership                74,210            74,210            0       *
Harpel International                     38,419            38,419            0       *
Loretta Hirschfield                      68,493            68,493            0       *
George Jordan                            17,123            17,123            0       *
Burton Koffman                           68,493            68,493            0       *
Gaines Berland                          102,740           102,740            0       *
Jack Silver                             342,466           342,466            0       *
Thomas Esterquest                        60,606            60,606            0       *
Patrick Shay                             15,152            15,152            0       *
William G. Walters                       75,758            75,758            0       *
Charles Koppelman                       875,000           375,000      500,000    2.00%
Janssen Partners, Inc.                  859,000           859,000            0       *
Robert H. Cohen                           5,000             5,000            0       *
Julia Venturino                          20,000            20,000            0       *
Steven B. Nelson                          5,000             5,000            0       *
Michael P. Benvenuto                     10,000            10,000            0       *
Barrie Goldstein                          1,000             1,000            0       *

----------
*Less than 1%.

Charles A. Koppelman has been a director of Worldwide since June 1999 and chairman of the board of Sportcut.com, Inc., Worldwide's subsidiary. Janssen Partners, Inc. served as private placement agent for Worldwide's 1999 private placement. Peter Janssen is a principal of Janssen Partners, Inc. Janssen Partners, Inc. requested that a portion of the warrants it was to receive in connection with its compensation for the private placement be issued to each of Robert H. Cohen, Julia Venturino, Steven B. Nelson, Michael P. Benvenuto and Barrie Goldstein.

                              PLAN OF DISTRIBUTION

      The selling stockholders or their pledgees, donees, distributees, transferees or other successors in interest may sell their shares from time to time. Sales may be effected from time to time by underwriters who may be selected by the selling stockholders and/or broker-dealers, in one or more transactions on The Nasdaq SmallCap Market or other over-the-counter markets or, in special offerings, or secondary distributions under the rules of the over-the-counter markets. Some of these transactions may involve crosses and block transactions. Sales may be made in negotiated transactions or otherwise, at market prices prevailing at the time of sale, at prices related to the prevailing market prices or at negotiated prices. In addition, any shares covered by this prospectus that qualify for sale under Section 4(1) of the Securities Act of 1933 or SEC Rule 144 may be sold under those provisions rather than by means of this prospectus. Among other ways, the shares may be sold in one or more of the following types of transactions:

      o a block trade in which a broker-dealer attempts to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

      o     purchases by a broker or dealer as principal;

      o an exchange distribution in accordance with the rules of the specific exchange;

      o ordinary brokerage transactions and transactions in which the broker solicits purchasers; and

      o face-to-face transactions between sellers and purchasers without a broker-dealer.

In effecting sales, brokers or dealers engaged by the selling stockholder may arrange for other brokers or dealers to participate in the resales.

      In connection with distributions of the shares or otherwise, the selling stockholders may enter into hedging transactions. In connection with hedging transactions, participants may engage in short sales of the shares registered hereunder in the course of hedging the positions they assume with the selling stockholders. The selling stockholders may also sell shares short and deliver the shares to close out their short positions. The selling stockholders may also enter into option or other transactions. The selling stockholders may also pledge the shares registered in connection with this prospectus to a broker or dealer and upon a default, the pledgor may effect sales of the pledged shares by using this prospectus.

      Brokers, dealers or agents may receive compensation in the form of commissions, discounts or concessions from selling stockholder in amounts to be negotiated in connection with the sale. These brokers or dealers and any other participating brokers or dealers may be deemed to be "underwriters" within the meaning of the Securities Act of 1933 in connection with sales. Any commission, discount or concession may be deemed to be underwriting discounts or commissions under the Securities Act of 1933.

      Information as to whether underwriters who may be selected by the selling stockholders, or any other broker-dealer, is acting as principal or agent for the selling stockholder, the compensation to be received by underwriters who may be selected by the selling stockholders, or any broker-dealer, acting as principal or agent for the selling stockholders and the compensation to be received by other broker-dealers, in the event the compensation of other broker-dealers is in excess of usual and customary commissions, will, to the extent required, be set forth in a supplement to this prospectus. Any dealer or broker participating in any distribution of the shares may be required to deliver a copy of this prospectus, including the prospectus supplement, if any, to any person who purchases any of the shares from or through that dealer or broker.

      Worldwide has advised the selling stockholders that during any time as it may be engaged in a distribution of the shares included in this prospectus, they are required to comply with Regulation M under the Securities Exchange Act of 1934. In general, Regulation M precludes the selling shareholders, any affiliated purchasers and any broker-dealer or other person who participates in the distribution from bidding for or purchasing, or attempting to induce any person to bid for or purchase, any security that is the subject of the distribution until the entire distribution is complete. A "distribution" is defined in the rules as an offering of securities that is distinguished from ordinary trading activities and depends on the "magnitude of the offering and the presence of special selling efforts and selling methods." Regulation M also prohibits any bids or purchases made in order to stabilize the price of a security in connection with the distribution of that security.

      Worldwide anticipates that the selling stockholders will offer all of their shares for sale. Further, because it is possible that a significant number of shares could be sold at the same time hereunder, any sales, or the possibility thereof, may depress the market price of the common stock.

                                  LEGAL MATTERS

      Some legal matters in connection with the securities being offered in this prospectus will be passed upon for Worldwide by Parker Duryee Rosoff & Haft, New York, New York 10017. Herbert F. Kozlov, a member of that law firm, is the secretary and a director of Worldwide.

                                     EXPERTS

      The consolidated financial statements of Worldwide and its subsidiaries included in Worldwide's annual report on Form 10-KSB for the year ended December 31, 1998 incorporated in this prospectus by reference have been audited by Friedman Alpren & Green. These statements are incorporated in this prospectus by reference in reliance upon the report of that firm given upon the authority of members of that firm as experts in accounting and auditing.

           WHERE YOU CAN OBTAIN ADDITIONAL INFORMATION ABOUT WORLDWIDE

      We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission ("SEC"). You may read and copy any of the information on file with the SEC at the SEC's public reference rooms in Washington, D.C., New York, New York, and Chicago, Illinois. Copies of the filed documents can be obtained by mail from the Public Reference Section of the SEC at Room 1024, 450 Fifth Street, N.W. Washington, D.C. 20549 at prescribed rates. You may call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Filed documents are also available to the public at the SEC's Web site at http://www.sec.gov.

      The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 until all of the shares offered are sold:

      (a) Our Annual Report on Form 10-KSB for the fiscal year ended December 31, 1998;

      (b)   Our Proxy Statement on Schedule 14A, filed on November 16, 1999;

      (c) Our Quarterly Reports on Form 10-QSB, filed on May 20, 1999, August 19, 1999 and November 15, 1999;

      (d) Our Current Report on Form 8-K, filed on February 17, 1999, as amended by the filing made on March 4, 1999; and

      (e)   Our Current Report on Form 8-K, filed on February 18, 2000.

      Any statement contained in a document incorporated or deemed to be incorporated by reference in this prospectus shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference reference in this prospectus modifies or supersedes that statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

      You can request, and we will send to you, without charge, copies of documents that are incorporated by reference in this prospectus but which are not delivered to you (other than exhibits to documents which are not specifically incorporated by reference). You may request these copies by writing or telephoning Marc Roberts, President, Worldwide Entertainment Sports Corp., 29 Northfield Avenue, West Orange, New Jersey 07052; telephone number (973) 325-3244.

      You should rely on the information incorporated by reference or provided in this prospectus or any prospectus supplement. We have not authorized anyone else to provide you with different information.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.

      The following table sets forth Worldwide's estimates of the expenses to be incurred by it in connection with the Common Stock being offered hereby:

SEC Registration Fee ...................................                $ 3,173

Legal fees and expenses ................................                $10,000*
                                                                        -------
                                                                        $13,173
                                                                        =======

      * Denotes estimated

Item 15. Indemnification of Directors and Officers.

      The following states the general effect of all statutes, charter provisions, by-laws, contracts or other arrangement under which any controlling person, director or officer of Worldwide is insured or indemnified in any manner against liability which he may incur in his capacity as such:

      Article SIXTH of the Certificate of Incorporation of Worldwide provides, in pertinent part:

      (5) The Corporation shall, to the full extent permitted by Section 145 of the Delaware General Corporation Law, as amended, from time to time, indemnify all persons whom it may indemnify pursuant thereto.

      (6) A director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the directors duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware Law, or (iv) for any transaction from which the director derived an improper personal benefit.

      (7) Each person who was or is made a party or is threatened to be made a party to or is involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (hereinafter a "proceeding"), by reason of the fact that he or she, or a person of whom he or she is the legal representative, is or was a director or officer, of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of another Corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, whether the basis of such proceeding is alleged action in an official capacity as a director, officer, employee or agent or in any other capacity while serving as a director, officer, employee or agent, shall be indemnified and held harmless by the Corporation to the fullest extent authorized by the Delaware General Corporation Law, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Corporation to provide broader indemnification rights than said law permitted the Corporation to provide prior to such amendment), against all expense, liability and loss (including attorneys fees, judgments, fines, ERISA excise taxes or penalties and amounts paid or to be paid in settlement) reasonably incurred or suffered by such person in connection therewith and such indemnification shall continue as to a person who has ceased to be a director, officer, employee or agent and provided, however, that, except as provided in paragraph (7) hereof, the Corporation shall indemnify any such person seeking indemnification in connection with a proceeding (or part thereof) initiated by such person only if such proceeding (or part thereof) was authorized by the board of directors of the Corporation. The right to indemnification conferred in this Article SIXTH shall be a contract right and shall include the right to be paid by the Corporation the expenses incurred in defending any such proceeding in advance of its final disposition; provided, however, that if the Delaware General Corporation Law requires, the payment of such expenses incurred by a director or officer in his or her capacity as a director or officer (and not in any other capacity in which service was or is rendered by such person while a director or officer, including, without limitation, service to an employee benefit plan) in advance of the final disposition of a proceeding, shall be made only upon delivery to the Corporation of an undertaking, by or on behalf of such director or officer to repay all amounts so advanced if it shall ultimately be determined that such director or officer is not entitled to be indemnified under this Article SIXTH or otherwise. The Corporation may, by action of its Board of Directors, provide indemnification to employees and agents of the Corporation with the same scope and effect as the foregoing indemnification of directors and officers.

      (8) If a claim under paragraph (6) of the Article SIXTH is not paid in full by the Corporation within thirty days after a written claim has been received by the Corporation, the claimant may at any time thereafter bring suit against the Corporation to recover the unpaid amount of the claim and, if successful in whole or in part, the claimant shall be entitled to be paid also the expenses of prosecuting such claim. It shall be a defense to any such action (other than an action brought to enforce a claim for expenses incurred in defending any proceeding in advance of its final disposition where the required undertaking, if any is required, has been tendered to the Corporation) that the claimant has not met the standards of conduct which make it permissible under the Delaware General Corporation Law for the Corporation to indemnify the claimant for the amount claimed, but the burden of proving such defense shall be on the Corporation. Neither the failure of the Corporation (including its Board of Directors, independent legal counsel, or its stockholders) to have made a determination prior to the commencement of such action that indemnification of the claimant is proper in the circumstances because he or she has met the applicable standard of conduct set forth in the Delaware General Corporation Law, nor an actual determination by the Corporation (including its Board of Directors, independent legal counsel, or its stockholders) that the claimant has not met such applicable standard or conduct, shall be a defense to the action or create a presumption that the claimant has not met the applicable standard of conduct.

      (9) The right to indemnification and the payment of expenses incurred in defending a proceeding in advance of its final disposition conferred in this Article SIXTH shall not be exclusive or any other right which any person may have or hereafter acquire under any statute, provision of the Certificate of Incorporation, by-law; agreement, vote of stockholders or disinterested directors or otherwise.

      (10) The Corporation may maintain insurance, at its expense, to protect itself and any director, officer, employee or agent of the Corporation or another Corporation, partnership, joint venture, trust or other enterprise against any such expense, liability or loss, whether or not the Corporation would have the power to indemnify such person against such expense, liability or loss under the Delaware General Corporation Law.

Worldwide's amended and restated By-Laws provides, in pertinent part:

      ARTICLE IV. INDEMNIFICATION. Each director or officer who the Corporation is empowered to indemnity pursuant to the General Corporation Law (or any applicable law at the time in effect) shall be indemnified by the Corporation to the full extent permitted thereby. The foregoing right of indemnification shall not be deemed to be exclusive of any other such rights to which those directors and officers seeking indemnification from the Corporation may be entitled, including, but not limited to, any rights of indemnification to which they may be entitled pursuant to any agreement, insurance policy, other by-law or charter provision, vote of shareholders or directors, or otherwise. No repeal of amendment of this Article IV shall adversely affect any rights of any person pursuant to this Article IV which existed at the time of such repeal or amendment with respect to acts or omissions occurring prior to such repeal or amendment.

Item 16. Exhibits and Financial Statement Schedules.

       Exhibit
       Number                   Description of Exhibit
       ------                   ----------------------

         5.01  --   Opinion of Parker Duryee Rosoff & Haft
        23.01  --   Consent of Friedman Alpren & Green LLP
        23.03  --   Consent of Parker Duryee Rosoff & Haft (included in
                    Exhibit 5.01 hereof)
        24.01* --   Power of attorney (included in the signature page
                    of Part II of this Registration Statement)

       * Denotes previously filed.

Item 17. Undertakings.

      The undersigned registrant hereby undertakes:

      1. To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

            i. To include any propectus required by section 10(a)(3) of the Securities Act of 1933;

            ii. To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

            iii. To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

                  Provided, however, That paragraphs (a)1(i) and (a)(1)(ii) of this section do not apply if the registration statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

      2. That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      3. To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

      4. If the registrant is a foreign private issuer, to file a post-effective amendment to the registration statement to include any financial statements required by Rule 3-19 of this chapter at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by
            Section 10(a)(3) of the Act need not be furnished, provided that the registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph
            (a)(4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements. Notwithstanding the foregoing, with respect to registration statements on Form F-3, a post-effective amendment need not be filed to include financial statements and information required by Section 10(a)(3) of the Act or Rule 3-19 of this chapter if such financial statements and information are contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Form F-3.

                                   SIGNATURES

      In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on February 17, 2000.

                                        WORLDWIDE ENTERTAINMENT & SPORTS CORP.


                                        By: /s/Marc Roberts
                                           -------------------------------------
                                           Marc Roberts, Chief Executive Officer

      KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Marc Roberts his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution for him and in his name, place and stead, in any and all capacities to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and the documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

      In accordance with the requirements of the Securities Act of 1933, this Registration Statement was signed by the following persons in the capacities and on the dates stated.

Signature                                    Title                      Date
---------                                    -----                      ----
/s/ Marc Roberts                      Chief Executive Officer,    February 17, 2000
----------------------------------    President and Director
Marc Roberts

     *                               Director                     February 17, 2000
----------------------------------
Allan Cohen

     *                               Director and Secretary       February 17, 2000
----------------------------------
Herbert F. Kozlov

     *                               Director                     February 17, 2000
----------------------------------
Harvey Silverman

     *                               Director                     February 17, 2000
----------------------------------
John D'Angelo

     *                               Director                     February 17, 2000
----------------------------------
Charles A. Koppelman

     *                               Director                     February 17, 2000
----------------------------------
Jordan Schlachter

      *Denotes Marc Roberts, Attorney-in-fact